SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

February 2, 2012

By Edgar and Email

Jay Knight, Esq.
Special Counsel
Office of Structured Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Trust Leasing LLC
Daimler Trust
Registration Statement on Form S-3
File Nos. 333-178761 and 333-178761-01

Dear Mr. Knight:

On behalf of the registrants, Daimler Trust Leasing LLC and Daimler Trust, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form S-3, nos. 333-178761 and 333-178761-01.  For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement as initially filed.

In addition, the registrants have instructed us to provide each of the responses set forth below to the staff’s comments of January 23, 2012.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the registrants’ response, and we refer to each of your comments by the number assigned to it by you.

General

1.
If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Registrants confirm that if an asset pool being securitized in an offering under the registration statement includes assets that are delinquent, the delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships the measurement date for the transaction, with such determination being made in accordance with the Instructions to Item 1101(c) of Regulation AB.

2.
Please confirm that the portion of the securitized pool balance attributed to residual value of the physical property underlying the leases will be limited to less than 65% of the asset pool for the motor vehicle leases.

Registrants confirm that, for each offering under the registration statement, the portion of the securitized pool balance attributed to the residual values of the physical property underlying the leases will be limited to less than 65% of the asset pool for the motor vehicle leases, with such determination being made in accordance with Item 1101(c) of Regulation AB.

The Issuing Entity, page S-22

3.
The second sentence of the first full paragraph on this page states that except for the securities, the issuing entity is prohibited from borrowing money or making loans to any other person. However, we note that page eight of the base prospectus states that classes may benefit from letters of credit or a credit or liquidity facility. Please revise the base prospectus to reconcile these statements or tell us how these two statements are consistent with each other.

In the event that the credit enhancement applicable to a take down includes a letter of credit or a credit or liquidity facility, the language on page S-22 will include a reference to any such obligations on the part of the issuing entity.  We have added a placeholder to that effect to the sentence cited in your comment.

Representations and Warranties, page S-31

4.
We note here and in the base prospectus on page 46 that the sponsor will make specified representations and warranties. We could not locate bracketed disclosure in the form of prospectus supplement related to repurchases or replacements pursuant to Item 1104(e) of Regulation AB. Please revise to include this bracketed disclosure or advise.

We have provided bracketed disclosure responsive to this comment.  Please see page [S-41] of the form of prospectus supplement.

Optional Purchase, S-54

5.
Please provide us with your analysis as to why the issuer meets the requirements of Rule 3a-7 under the Investment Company Act. In your analysis, please address (i) the servicer’s option to purchase the exchange note from the issuing entity, which will in turn result in the redemption of the notes at the Redemption Price (per the disclosure on page S-54), and (ii) the depositor’s right to exchange all or a portion of the certificates or its residual interest for additional notes or certificates issued by the issuing entity (per the disclosure on page 78).

The provisions cited in this comment are consistent with Rule 3a-7.

The optional purchase described on S-54 is a standard “clean-up call” feature that is common across various asset classes.  As the option can be exercised only by the servicer in its capacity as such and not by any investor, we respectfully submit that it does not raise any “redeemable securities” issue.  In addition, the purchase  of the exchange note pursuant to the optional purchase meets all of the criteria set forth in clause (a)(3) of Rule 3a-7 for the disposition of assets by an issuer.  The terms and conditions of the optional purchase will be governed by the related provisions in the transaction agreements.  In order for the optional purchase to be exercised, the purchase price paid for the exchange note must not be less than the outstanding principal balance of the notes plus accrued and unpaid interest.  Thus the exercise of the optional purchase will not result in any downgrading of the notes, but rather will result in their payment in full and retirement. The primary purpose underlying the exercise of the optional purchase is the termination of the financing (including the costs of the financing and the associated administrative costs) and of the issuer, and not the recognition of gains or decreasing of losses from changes in market value.  The only trigger for exercise of the optional purchase is that the principal balance of the notes has declined to a predetermined level, i.e., 10% of the initial balance, a measure that clearly has no relation at all to market value.  It is notable that as initially proposed, clause (a)(3) would have expressly enumerated the circumstances in which an issuer could dispose of assets and that one of those circumstances was the disposition of assets in connection with the issuer’s termination.  As adopted, clause (a)(3) instead uses a principles-based approach but nonetheless “effectuates the intent of the proposed provision”.   See Release No. IC–19105 (Nov. 19, 1992) notes 55-63 and accompanying text.  The intent of clause (a)(3), which was “to help ensure that any changes in the issuer’s assets would not adversely affect the outstanding fixed-income securities holders and guard against self-dealing and overreaching by the issuer’s sponsor or servicer” (see Release No. IC–29779  (August 31, 2011) at 13), cannot at all be contravened by allowing the securities to be redeemed in whole after a predetermined point in the transaction life.

The depositor’s right to exchange all or a portion of the certificates or its residual interest for additional notes or certificates issued by the issuing entity also raises no issues under Rule 3a-7.  The right to exchange is only exercisable by the depositor and not by any investor.  No new assets are added to the issuing entity.  The exchange is an exchange only of the designated securities exercisable only by the depositor.  It does not involve the redemption of a security in exchange for assets of the issuing entity or any sale or disposition of assets.  In fact, the assets of the issuing entity would not change in any way.  Any securities issued through an exchange will be “fixed-income securities” under clause (b)(2) of Rule 3a-7 or will be sold only to persons specified in clause (a)(2)(ii) of the rule.  We also note that the exchange would not be permitted without satisfaction of the structural safeguards set forth in the disclosure referenced in this comment.  These safeguards would ensure that the issuance of any additional notes or certificates would not be adverse to existing investors or the transaction structure.

Ratings, page S-58

6.
We note your disclosure in the prospectus supplement that the notes will be issued only if the Class A-1 Notes are rated in the highest short-term rating category and the other Notes are rated in the highest long-term rating category by each Rating Agency. Please be aware that such disclosure at the time of takedown in the prospectus appears to be tantamount to disclosure of a rating in a registration statement, and therefore would require inclusion, at the time of takedown, of the rating agency’s consent to be named as an expert. Refer to Section 939G of the Dodd-Frank Act and the staff no-action letter, Ford Motor Credit Company LLC (November 23, 2010). .

We have revised the sentence cited in this comment.

Base Prospectus

Derivative Arrangements, page 55

7.
We note you disclose that the issuing entity “may also include a derivative arrangement for the payment of interest on the securities of a series or any class of securities.” Please revise your disclosure to confirm that any such derivative arrangement will be consistent with the definition of asset-backed security under Item 1101 of Regulation AB, which requires that the payment of the asset-backed security be based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

We have revised the disclosure under the referenced heading in response to this comment and to  confirm that the derivative arrangements described in the disclosure referenced by this comment will be limited to derivatives that are permitted under Item 1115 of Regulation AB.  Registrants further confirm that any derivative arrangement will be consistent with the definition of asset-backed security under Item 1101 of Regulation AB.

Credit and Cash Flow Enhancement, page 71

8.
In the sixth bulleted paragraph, you state that credit and cash flow enhancement for a class of securities may be in the form of guarantees. Please revise to also clarify that the addition of a guarantee of a security would separately require registration under the Securities Act of 1933, unless an exemption therefrom is available.

Registrants are aware that credit enhancement in the form of a guarantee of the securities offered under the registration would be a separate “security” under Section 2(a)(1) of the Securities Act of 1933 and must be covered by a registration statement filed by the guarantor, as issuer, unless exempt from registration.  (See Release  No. 33–8518 (December 22, 2004), at n. 329.)  Registrants confirm that if any guarantees that constitute separate securities are to be included in a take down under the registration statement, such guarantees will be limited to securities that are exempt from registration.  We have added clarifying disclosure on this point as requested by this comment on page [72].

9.
We note that credit and cash flow enhancements of the issuer may include demand notes.  Please revise your disclosure to explain whether the issuer of the demand notes will be affiliated with the sponsor or servicer. Please also provide us with your legal analysis as to why concurrent registration of these eligible investments is not required pursuant to Rule 190 under the Securities Act of 1933. See Sections III.A.2. and III.A.6. of the Regulation AB adopting release (SEC Release No. 33-8518). Alternatively, please revise your registration statement to confirm that any investment in the permitted investments will comply with all of the requirements of Rule 190.

Registrants do not intend for the credit and cashflow enhancements of the issuer to include demand notes and therefore have deleted the reference in the disclosure.

Glossary of Terms, page 100

10.
We note that the definition of “Eligible Investments” includes “any other investment acceptable to each Rating Agency.” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Accordingly, please delete this catchall phrase and revise the disclosure to describe all assets and structural features of the transaction that are reasonably contemplated to be included in an actual takedown.

We have removed the catchall phrase in response to this comment.  Registrants confirm that they are aware that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Registrants confirm that the base prospectus describes all assets and structural features  that are reasonably contemplated to be included in an actual takedown.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

Siegfried Knopf

Cc: Steven C. Poling, Esq. – Daimler Trust Leasing/Daimler Trust
Dale W. Lum, Esq. – Sidley Austin LLP